1585 Broadway New York, New York 10036

CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

February 1, 2008

By U.S. Mail & Facsimile to 202-772-9368

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Form 10-K for Fiscal Year Ended November 30, 2006
Form 10-Q for the Fiscal Quarter Ended February 28, 2007
File No. 001-11758

Dear Mr. Hartz:

Morgan Stanley (the “Company”) is pleased to respond to your letter of January 3, 2008, concerning its Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended November 30, 2006 and Quarterly Report on Form 10-Q (“Form 10-Q”) for the fiscal quarter ended February 28, 2007. For your convenience, we have restated your comments below.

Form 10-K for the year ended November 30, 2006

Note 4. Collateralized and Securitization Transactions, page 126

1.	We have reviewed your response to prior comment 1 in our letter dated August 30, 2007 and appreciate the detailed information you have provided. Please address the following comments with regards to your subprime lending:

•

Please reconcile and explain the difference between the amount of your subprime residential mortgage loans at August 31, 2007 that is included in your response C to prior comment 1 to the $12.3 billion amount presented in your subprime analysis for 2007 that was included in your response and also included in your Form 8-K filed November 7, 2007. For example, explain how your trading positions in subprime related securities and derivatives are reflected in this table.

Response A:

The Company’s prior response C was limited to quantifying the Company’s U.S. subprime whole loan positions. The $12.3 billion amount quantified in the Company’s Form 8-K filed on November 7, 2007 (“Form 8-K”) includes the statement of financial condition net carrying value, as of August 31, 2007, of all the Company’s U.S. subprime trading exposures, which includes derivatives and securities in addition to whole loan positions.

The [*] carrying value of U.S. subprime mortgage loans as of August 31, 2007 referred to in prior response C is reflected in Financial instruments owned – Corporate and other debt on the Company’s statement of financial condition. The reconciliation of this [*] amount to the August 31, 2007 $12.3 billion net statement of financial condition carrying value of all U.S. subprime trading exposures disclosed in the Form 8-K is as follows (in $ billions):

Carrying value of U.S. subprime mortgage loans per earlier Response C		[*]
Less: Loans related to on-balance sheet securitizations (a)		[*]

Carrying value of U.S. subprime mortgage loans per table in Form 8-K		2.9

Net carrying value of U.S. subprime related securities and derivatives per Form 8-K:
Super Senior Mezzanine credit default swaps	$(1.8)
ABS CDO CDS	1.1
ABS CDO Bonds	1.6
Total Rate of Return Swaps	0.1
ABS Bonds	4.2
ABS CDS	4.2

Total net carrying value of U.S. subprime related securities and derivatives		9.4

Total net carrying value of U.S. subprime trading exposures per Form 8-K		$12.3

(a)	This [*] billion amount relates to subprime mortgage loans transferred in securitizations accounted for as secured borrowings within the Company’s statement of financial condition based on an analysis of the sale criteria in Statement of Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Company does not include such loans in its U.S. subprime trading exposure disclosures as such loans have been legally transferred into securitization trusts and the liabilities issued by these trusts do not have recourse to the general credit of the Company.

As can be seen in the above reconciliation, the Company’s exposure to the U.S. subprime market is primarily related to non-whole loan positions, such as derivatives and securities. Indeed, the majority of the Company’s U.S. subprime exposure is related to an unfavorable subprime mortgage-related trading strategy, which is discussed further in Response E.

•	For each amount quantified in responses C—K, please reconcile these amounts to amounts in your statement of financial position at August 31, 2007 and provide explanations for any material differences.

Response B:

The following are the reconciliations requested:

Prior response C – Subprime loans: The [*] carrying value of U.S. subprime mortgage loans as of August 31, 2007 is reflected in the August 31, 2007 Financial instruments owned – Corporate and other debt balance of $160.0 billion on the Company’s statement of financial condition. The Company carries these loans at fair value. Accordingly, the unpaid principal amount of [*] related to U.S. subprime mortgage loans as of August 31, 2007, which is also discussed in prior response C, is reflected on the statement of financial condition at the [*] carrying value. Although the Company carries such loans at fair value, the Company provided the unpaid principal balance in its prior response C in connection with providing a breakdown of loans by FICO score. The Company tracks such FICO category information only by unpaid principal balance, not fair value.

Prior response D – Non-performing loans: The [*] carrying value of non-performing U.S. subprime mortgage loans as of August 31, 2007 is a subset of the [*] carrying value of U.S. subprime mortgage loans discussed in prior response C. Accordingly, this amount is reflected in Financial instruments owned-Corporate and other debt on the statement of financial condition. As mentioned previously, the Company carries such loans at fair value. Therefore, the unpaid principal amount of [*] related to non-performing U.S. subprime mortgage loans as of August 31, 2007 is reflected on the statement of financial condition at its [*] carrying value.

Prior response E- Retained interests: The [*] carrying value of retained interests in U.S. subprime residential mortgage loans as of August 31, 2007 is reflected in the August 31, 2007 Financial instruments owned – Corporate and other debt balance of $160.0 billion on the Company’s statement of financial condition. Note that the [*] carrying value of retained interests is a subset of the $4.2 billion in ABS Bonds, which is reflected in the $9.4 billion total net carrying value of all trading investments in U.S. subprime related securities and derivatives as of August 31, 2007.

Prior response F – Investments in securities backed by subprime mortgages: The Company’s trading investments in U.S. subprime related securities and derivatives, excluding loans, totaled $9.4 billion as of August 31, 2007. This $9.4 billion balance is detailed in the reconciliation provided in Response A of this letter, and is derived from the Form 8-K. Please note that in our prior response F, we provided October 31, 2007 numbers and not August 31, 2007 amounts. Given your request for reconciliations of the August balance sheet amounts, we are reconciling the August 31, 2007 amount.

The $9.4 billion subprime trading securities and derivatives net carrying value as of August 31, 2007, as detailed in Response A, is reflected as follows in the Company’s statement of financial condition: Financial instruments owned of [*] and Financial instruments sold, not yet purchased of [*]. Such balance sheet amounts reflect counterparty netting for derivatives to the extent that there are positions with the same counterparty that are subprime related; they do not reflect counterparty netting to the extent there are positions with the same counterparty that are not subprime-related. In addition, such balance sheet amounts do not reflect any netting of cash collateral against these positions.

The [*] carrying value of U.S. subprime related securities held in the available for sale investment portfolios of the Company’s bank subsidiaries as of August 31, 2007 is reflected in the August 31, 2007 Other investments balance of $12.7 billion on the Company’s statement of financial condition.

Prior response G – Delinquencies in retained securitized subprime residential mortgages: The Company’s response on this matter discussed a statistical measure. Accordingly, there are no amounts in this prior response to reconcile to the statement of financial condition.

Prior response H – Write-offs / impairments related to retained interests in subprime residential mortgages: The Company’s response on this matter discussed income statement measures. Accordingly, there are no amounts in this prior response to reconcile to the statement of financial condition at August 31, 2007.

Prior response I – Involvement with special purpose entities: The Company’s response on this matter was a qualitative discussion of its involvement with special purpose entities. Accordingly, there are no amounts in this prior response to reconcile to the statement of financial condition at August 31, 2007.

Prior response J – Potential repurchase commitments you have regarding subprime residential mortgages: The Company’s response on this matter discussed the nature of its repurchase commitment obligations and did not quantify any balance sheet measures. Accordingly, there are no amounts in this prior response to reconcile to the statement of financial condition at August 31, 2007.

Prior response K – Loans to, commitments in, or investments in subprime lenders: The [*] in loans made to U.S. subprime lenders under warehouse lending agreements as of August 31, 2007 is reflected in the August 31, 2007 Securities purchased under agreements to resell balance of $176.9 billion on the Company’s statement of financial condition. Such lending arrangements are generally executed under master repurchase agreements.

The unrealized loss associated with derivatives entered into with a third party conduit that provides warehouse financing to subprime lenders, which is presented in Financial instruments sold, not yet purchased, was immaterial as of August 31, 2007.

There were no subprime mortgage loan purchase commitments as of August 31, 2007. Accordingly, there is no unrealized gain or loss amount related to subprime mortgage loan purchase commitments to reconcile to the statement of financial condition as of August 31, 2007.

•

We note your risk management policies discussed in your response and your disclosure in Item 7A of your Form 10-K for 2006. Please ensure that your Item 7A disclosures in future filings include a more detailed discussion of your origination policies, specifically any changes in eligibility requirements, and discusses in detail disposition strategies and how you monitor your net exposure when evaluating risks associated with your trading and other portfolios.

Response C:

The Company continually evaluates the appropriateness and completeness of its Item 7A disclosures, and modifies and enhances these disclosures as appropriate. In making such an evaluation, the Company considers the materiality of its various businesses, and the extent to which the Company’s various businesses contribute to the Company’s risk profile. As discussed below in Response E, the Company’s main U.S. subprime exposures are the result of an unfavorable subprime mortgage-related trading strategy, and not as the result of whole loan positions generated by origination activity.

[*]

[*]

With respect to the monitoring of net exposure, the Company has noted on page 86 of its 2007 Form 10-K, as detailed in Attachment A, that net exposure is one key risk measure the Company employs to standardize the aggregation of market risk exposures across cash and derivative products.

The Company has added a discussion of the 2007 credit market events to its 7A disclosures on page 85 of the 2007 Form 10-K. Those discussions, which are included in Attachment A, note that enhancements have been made to the Company’s stress test and scenario analysis as a result of these events.

•

We note that your response has not addressed the possibility that your subprime lending business will have a material adverse impact on your condition, results of operations or liquidity. We caution you to continue to evaluate, both on a quantitative and qualitative basis, the appropriate amount of transparent disclosures you provide regarding your subprime lending so that readers are informed about your level of involvement in these activities.

Response D:

The Company has significantly expanded the discussion of its U.S. subprime related activities and exposures in its 2007 Form 10-K. The primary discussion of these activities and exposures is contained in the section titled “Impact of Credit Market Events” which starts on page 51 and ends on page 55 of the 2007 Form 10-K and is included in Attachment B. The Company continually assesses the appropriateness and completeness of its disclosures. Accordingly, continued disclosures of this nature will be evaluated and the appropriate amount of disclosures will be made.

•

We note in your Form 10-Q for August 31, 2007 you disclose in the MD&A that the US economy was experiencing signs of slowing during the third quarter 2007, primarily reflecting difficult conditions in the residential real estate and credit markets and that concerns about the impact of subprime loans caused the broader credit markets to deteriorate considerably over the quarter. In light of the economic slowing in the residential real estate and credit markets and your impairment of trading portfolio that included real estate securities, tell us how you determined that there were no decreases in fair value of your US subprime related balance sheet exposures during the third quarter 2007.

Response E

The Company believes that the carrying value of its subprime balance sheet exposures as of August 31, 2007 reflected the fair value of those exposures based on the then current market conditions, and that the losses recorded in the fourth quarter of 2007 reflected changes in market conditions that occurred during the fourth quarter.

The Company’s third quarter 2007 results did reflect losses on certain of its subprime positions. Those losses, which were offset by gains on other U.S. subprime positions, significantly lowered revenues in the third quarter of 2007. This decline in credit product revenues was discussed on page 58 of the Company’s Form 10-Q for the fiscal quarter ended August 31, 2007 (“third quarter Form 10-Q”) as follows:

Credit product revenues decreased 54%, primarily due to lower revenues from corporate credit and structured products. Spread widening, lower liquidity and higher volatility resulted in lower origination, securitization, and trading results across most credit product groups and also affected the performance of the Company’s hedging strategies.

The significant losses sustained by the Company in the fourth quarter resulted from an unfavorable subprime mortgage-related trading strategy and the continued deterioration and lack of market liquidity for subprime and other mortgage-related instruments. The valuation methodology used for these instruments incorporated a variety of inputs, including prices observed from the execution of a limited number of trades in the marketplace; ABX and similar indices that track the performance of a series of credit default swaps based on subprime mortgages; and other market information, including data on remittances received and updated cumulative loss data on the underlying mortgages.

The Company’s primary exposure to the U.S. subprime market is associated with “super senior” credit default swaps that reference synthetic asset backed security (“ABS”) collateralized debt obligations (“CDOs”) that themselves hold or are referenced to “mezzanine” collateral with ratings of BBB+, BBB, or BBB-. Under these super senior credit default swap arrangements, which were entered into primarily by the Company’s proprietary trading group, the Company can be required to make payments in the event that securities in the referenced portfolios default or experience other credit events such as rating agency downgrades. The majority of the fourth quarter losses related to significant declines in fair value associated with such super senior credit default swaps.

The Company also has exposure to the U.S. subprime market via other trading positions, consisting primarily of ABS CDO bonds, ABS credit default swaps, and ABS CDO credit default swaps.

One of the key proxies for the move in the fair value of the Company’s super senior credit default swaps is the ABX BBB index. The movement of the fair value of such super senior credit default swaps is directionally related, albeit not necessarily in a linear fashion, to movements in the ABX BBB index. That is, the declines in fair value of a super senior default swap may be greater than the percentage change in the index level.

During the third quarter of 2007, the ABX BBB indices, on average, declined by 50%. As a result of the decline in the overall market, as evidenced by the ABX decrease, the Company recorded losses of $1.9 billion on its super senior credit default swaps during the third quarter, as well as $1.1 billion in losses on other ABS CDO bond and ABS bond positions. However, the Company’s positions in other ABS CDO credit default swaps and ABS credit default swaps resulted in gains, which fully offset the losses incurred on the super senior credit default swaps and other ABS CDO and ABS bond positions.

[*]

As a result of these fourth quarter developments, the Company recognized losses of $7.2 billion during the fourth quarter on its super senior credit default swaps, as well as $3.4 billion in losses on other ABS CDO bonds and ABS bonds. [*]

•	Please provide us with a comprehensive analysis as to how Saxon Capital, Inc. may impact your company. Tell us what disclosures you intend to include in your future filings in this regard.

Response F

[*]

[*]

•	If material, you should consider discussing your revenues from involvement in subprime loans and any expected impact due to current market conditions.

Response G:

Given the materiality of the U.S. subprime related trading losses sustained by the Company during fiscal 2007, the Company has provided enhanced disclosures of its U.S. subprime related trading revenues in its 2007 Form 10-K. This disclosure is contained in the section titled “Impact of Credit Market Events” which starts on page 51 and ends on page 55 of the 2007 Form 10-K and is included in Attachment B. Future disclosures in this respect will be made as appropriate, based on evaluation of the materiality of such revenues.

•

Further, we urge you to carefully consider how your current involvement with subprime loans may impact your companies, financial position, results of operations and liquidity. The impacts considered should encompass, whole loan exposures, trading investments, derivatives, available for sale securities, investments in, and by, subsidiaries and any and all exposures to off-balance sheet entities and unrelated entities. Your disclosures should be presented in such a way that readers can fully understand the scope or your direct and indirect involvement, and potential exposures you have regarding such loans and financial instruments.

Response H:

As discussed in Response D, the Company has significantly expanded the discussion of its U.S. subprime related activities and exposures in its 2007 Form 10-K. The primary discussion of these activities and exposures is contained in the section titled “Impact of Credit Market Events” which starts on page 51 of the 2007 Form 10-K and is included in Attachment B. The Company continually assesses the appropriateness and completeness of its disclosures. Accordingly, the continued disclosure of these activities and exposures will be made as and when appropriate

* * * * *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by Staff;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-5656 or Paul C. Wirth, our Controller and Principal Accounting Officer at 212-761-6686, if you would like further clarification or additional information.

Sincerely,

/s/ Colm Kelleher
Colm Kelleher Executive Vice President and Chief Financial Officer

cc:	Melissa N. Rocha, Securities & Exchange Commission
Gregory G. Weaver, Deloitte & Touche, LLP
James V. Schnurr, Deloitte & Touche LLP

ATTACHMENT A - Selected excerpts from Item 7A, Quantitative & Qualitative Disclosures About Market Risk, as contained in Morgan Stanley’s 2007 Form 10-K

Discussions of subprime and related risks (page 85 of 2007 Form 10-K):

“Subprime and Related Risks.

During 2007, asset-backed products referencing subprime consumer mortgages experienced a significant increase in expected default rates, resulting in a dramatic reduction in asset prices and market liquidity. Although other markets have also experienced periods of significant illiquidity in the past, the combined magnitude and velocity of price depreciation, as well as the continuing nature of the event, place it among the most significant market shocks ever realized. While such events may recur in the future, the timing and magnitude of recurrence are difficult to predict.

Events of this magnitude are outside of the loss estimates forecast by VaR models and are more commonly measured by alternative risk measures such as stress tests and scenario analyses. However, the market moves associated with the subprime events of 2007 were significantly greater than those included in the Company’s stress tests and scenario analyses at that time. The Company has since enhanced its stress test and scenario analyses to better incorporate the levels of price volatility realized during the second half of fiscal 2007. Stress tests and scenario analyses represent estimates of future significant events. Actual market moves may continue to be more dramatic than the estimates included in the Company’s VaR, stress tests and scenario analyses. Limitations to VaR models are discussed further in “VaR Methodology, Assumptions and Limitations” below.”

Discussions of net exposure in (page 86 of Form 10-K):

“Net exposure, defined as the potential loss to the Company over a period of time in the event of default of a referenced asset, assuming zero recovery, is one key risk measure the Company employs to standardize the aggregation of market risk exposures across cash and derivative products. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the Market Risk Department. The Market Risk Department also conducts scenario analyses, which estimate the Company’s revenue sensitivity to a set of specific, predefined market and geopolitical events.”

Discussions of VaR model improvements (page 87 of Form 10-K):

“The Company’s VaR models evolve over time in response to changes in the composition of trading portfolios and to improvements in modeling techniques and systems capabilities. The Company is committed to continuous review and enhancement of VaR methodologies and assumptions in order to capture evolving risks associated with changes in market structure and dynamics. As part of regular process improvement, additional systematic and name-specific risk factors may be added to improve the VaR model’s ability to more accurately estimate risks to specific asset classes or industry sectors. In response to increased levels of market volatility realized during the second half of fiscal 2007, the Company has reviewed the appropriateness of the implementation of its VaR models and has made certain changes to more accurately capture risks generated by certain fixed income products. These changes include additional historical time series that provide broader product coverage of subprime consumer mortgage products as well as updated mappings of risk exposures to historical price time series.”

ATTACHMENT B - Discussions of Impact of Credit Market Events in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (starts on page 51 and ends on page 55 of Morgan Stanley’s 2007 Form 10-K)

Impact of Credit Market Events.

Overview.

The Company recorded $9.4 billion in mortgage-related writedowns in the fourth quarter of fiscal 2007 resulting from an unfavorable subprime mortgage-related trading strategy and the continued deterioration and lack of market liquidity for subprime and other mortgage-related instruments. Included in the $9.4 billion were writedowns of $7.8 billion related to U.S. subprime trading positions, principally super senior derivative positions in CDOs. These derivative positions were entered into primarily by the Company’s proprietary trading group (see “U.S. ABS CDO Exposures”). As the credit markets in general, and the mortgage markets in particular, declined dramatically in the fourth quarter, increases in the implied cumulative losses in the subprime mortgage market, coupled with the illiquid nature of the Company’s trading positions, led to a significant deterioration in value in its subprime-related trading positions. A summary of the Company’s U.S. subprime trading positions, writedowns and remaining net exposures is further detailed in the table on page 53 and is discussed in “U.S. Subprime Mortgage-Related Exposures” herein.

The $9.4 billion of fourth quarter writedowns also included an impairment charge of $437 million related to mortgage-related securities portfolios in the Company’s domestic subsidiary banks (see “Subsidiary Banks” herein) and $1.2 billion related to CMBS, ALT-A (a residential mortgage loan categorization that falls between prime and subprime) and other loans, conduit and non-performing loans and European non-conforming loans. The Company continues to have exposure to these markets and instruments, and, as market conditions continue to evolve, the fair value of these other mortgage-related instruments could further deteriorate.

The valuation methodology used for these instruments incorporated a variety of inputs, including prices observed from the execution of a limited number of trades in the marketplace; ABX and similar indices that track the performance of a series of credit default swaps based on subprime mortgages; and other market information, including data on remittances received and updated cumulative loss data on the underlying mortgages. For a further discussion of the Company’s risk management policies and procedures see “Quantitative and Qualitative Disclosures about Market Risk—Risk Management” in Part II, Item 7A.

For further discussion regarding the Company’s involvement with other U.S. subprime-related activities, see “Special Purpose Entities and Variable Interest Entities” and “Other Exposures to Subprime Lenders.”

The results for fiscal 2007 also included losses of approximately $700 million primarily recorded in the third quarter of fiscal 2007 that reflected mark-to-market valuations associated with loans and loan commitments largely related to acquisition financing to non-investment grade companies. The losses included markdowns of leveraged loan commitments associated with acquisition financing transactions that were accepted by the borrower but not yet closed. These losses were primarily related to the illiquid market conditions that existed during the second half of fiscal 2007. The valuation of these commitments could change in future periods depending on, among other things, the extent that they are renegotiated or repriced or the associated acquisition transaction does not occur. In addition, the Company’s leveraged finance business originates and distributes loans and commitments, and intends to distribute its current positions; however, this could take longer than in the past and is dependent on liquidity re-entering the market. Subsequent to November 30, 2007, there has been further widening in credit spreads for non-investment grade loans that, if sustained, will result in additional writedowns for these loans and commitments. For further information about the Company’s corporate lending activities, see Item 7A, “Quantitative and Qualitative Disclosures about Market Risk—Credit Risk.”

The Company also recognized losses of $129 million in the fourth quarter of fiscal 2007 related to structured investment vehicles (see “Structured Investment Vehicles” herein).

U.S. Subprime Mortgage-Related Exposures.

The Company’s U.S. subprime mortgage-related trading positions consist of those related to U.S. ABS CDOs and other mortgage-related exposures arising from investments in subprime loans, from asset-backed securities that, in whole or in part, are backed by subprime mortgage loans, and from derivatives referencing subprime mortgages or subprime mortgage-backed securities.

Subprime mortgages are loans secured by real property made to a borrower (or borrowers) with a diminished or impaired credit rating or with a limited credit history. A borrower’s credit history is reflected in his credit report and routinely converted into a numerical credit score often referred to as a Fair Isaac Corporation (or “FICO”) score. Generally, a loan made to a borrower with a low FICO score or other credit score has historically been considered as subprime. Loans to borrowers with higher FICO scores may be subprime if the loan exhibits other high-risk factors. Such risk factors may include loans where: (a) the loan has a high loan-to-value ratio or combined loan-to-value ratios; (b) the borrower has reduced or limited income documentation; (c) the borrower has a high debt-to-income ratio; (d) the occupancy type for the loan is other than the borrower’s primary residence. There are many other risk factors, including borrowers who have purchased multiple properties or have taken previous equity withdrawal (cash out) refinancings within the last 12 to 24 month period, non-arm’s length purchase transactions and unsupported or high-risk collateral properties, among others. Subprime mortgage-related securities are those securities that derive a significant portion of their value from subprime loans.

U.S. ABS CDO Exposures.

The Company purchases interests in and enters into derivatives with ABS CDOs. CDOs provide credit risk exposure to a portfolio of asset-backed securities (“cash CDOs”) or a reference portfolio of securities (“synthetic CDOs”). The underlying or reference portfolios consist primarily of residential mortgage-backed securities. The CDOs to which the Company has exposure are primarily structured and underwritten by third parties, although the Company also structures and underwrites CDOs, for which it receives structuring and/or distribution fees, and does from time to time retain interests in such CDOs.

The Company’s primary exposure to ABS CDOs is to synthetic CDOs that hold or are referenced to collateral with ratings of BBB+, BBB or BBB- (“mezzanine CDOs”). The majority of the Company’s writedowns in the fourth quarter related to super senior credit default swaps referencing such mezzanine CDOs that were entered into primarily by the Company’s proprietary trading group. Under these credit default swap arrangements, the Company can be required to make payments in the event that securities in the referenced portfolios default or experience other credit events such as rating agency downgrades. (The characterization of these credit default swaps as “super senior” derives from their seniority in the capital structure of the synthetic CDO.) The Company also has exposure to ABS CDOs via other types of credit default swaps, direct investments in CDO securities, and retained interests in CDOs that the Company has underwritten. In determining the fair value of the Company’s ABS CDO-related instruments the Company took into consideration prices observed from the execution of a limited number of transactions and data for relevant benchmark instruments in synthetic subprime markets. Despite the fact that actual defaults on swap obligations have not yet been realized, the fair value of such positions has experienced significant declines, as a result of a deterioration of value in the benchmark instruments as well as market developments. These losses, as well as the Company’s net CDO exposures, are quantified in the U.S. subprime-related exposures table below.

Other U.S. Subprime Mortgage-Related Exposures.

The Company also has exposure to the U.S. subprime mortgage market via investments in subprime mortgage loans and ABS that are backed in whole or in part by subprime mortgage loans and via derivatives referencing subprime mortgages or subprime mortgage-backed securities. With respect to whole loans, the Company purchases pools of mortgage loans from third-party originators and also originates mortgage loans through its retail, wholesale and conduit channels and typically disposes of such loans by securitizing them.

The Company typically retains certain lower-rated securities of such securitizations, often referred to as residual tranche securities. The Company’s other subprime mortgage-related trading exposures are quantified in the table below.

The Company’s interests in U.S. subprime-related exposures are carried at fair value with changes recognized in earnings.

The following table provides a summary of the Company’s direct U.S. subprime trading exposures (excluding amounts related to mortgage-related securities portfolios in the Company’s domestic subsidiary banks (see “Subsidiary Banks” herein)) as of and for the fiscal year ended November 30, 2007. The Company utilizes various methods of evaluating risk in its trading and other portfolios, including monitoring Net Exposure. Net Exposure is defined as potential loss to the Company over a period of time in an event of 100% default of the referenced loan, assuming zero recovery. The value of these positions remains subject to mark-to-market volatility. Positive net exposure amounts indicate potential loss (long position) in a default scenario. Negative net exposure amounts indicate potential gain (short position) in a default scenario. Net Exposure does not take into consideration the risk of counterparty default. See “Quantitative and Qualitative Disclosures about Market Risk—Credit Risk” in Part II, Item 7A for a further description of how credit risk is monitored. Actual losses could exceed the amount of Net Exposure.

		November 30, 2007
	Statement of Financial Condition 11/30/07(1)	Profit and (Loss) Three Months Ended	Profit and (Loss) 12 Months Ended	Net Exposure 11/30/07
	(dollars in billions)
Super Senior Derivative Exposure:
Mezzanine	$(8.7)	$(7.1)	$(9.3)	$3.9
CDO squared(3)	(0.1)	(0.1)	(0.1)	0.1

Total ABS CDO super senior derivative exposure	$(8.8)	$(7.2)	$(9.4)	$4.0

Other CDO Exposure:
ABS CDO CDS	$2.7	$1.3	$2.3	$(1.5)
ABS CDO bonds	1.1	(0.5)	(0.8)	1.1

Total other CDO exposure	$3.8	0.8	1.5	(0.4)

Subtotal ABS CDO-related exposure(2)	$(5.0)	$(6.4)	$(7.9)	$3.6

U.S. Subprime Mortgage-Related Exposure:
Loans	$0.6	$(0.1)	$(0.2)	$0.6
Total rate-of-return swaps	—	—	0.1	—
ABS bonds	2.7	(2.9)	(3.8)	2.7
ABS CDS	7.8	1.6	5.0	(5.1)

Subtotal U.S. subprime mortgage-related exposure	$11.1	$(1.4)	$1.1	$(1.8)

Total U.S. subprime trading exposure	$6.1	$(7.8)	$(6.8)	$1.8

(1)	Statement of financial condition amounts are presented on a net asset/liability basis and do not take into account any netting of cash collateral against these positions. In addition, these amounts reflect counterparty netting to the extent that there are positions with the same counterparty that are subprime-related; they do not reflect any counterparty netting to the extent that there are positions with the same counterparty that are not subprime related. The $6.1 billion is reflected in the Company’s consolidated statement of financial condition as follows: Financial instruments owned of $15.3 billion and Financial instruments sold, not yet purchased of $9.2 billion.
(2)	In determining the fair value of the Company’s ABS super senior CDO-related exposures the Company took into consideration prices observed from the execution of a limited number of transactions and data for relevant benchmark instruments in synthetic subprime markets. Deterioration of value in the benchmark instruments as well as market developments have led to significant declines in the estimates of fair value. These declines reflected increased implied losses across this portfolio. These implied loss levels are consistent with losses in the range between 13% – 20% implied by the ABX indices. These cumulative loss levels, at a severity rate of 50%, imply defaults in the range of 43% – 50% for 2005 and 2006 outstanding mortgages.
(3)	Refers to CDOs where the collateral is comprised entirely of another CDO security.

Subsidiary Banks.

The securities portfolios of Morgan Stanley Bank (Utah) and Morgan Stanley Trust FSB (collectively, the “subsidiary banks”) include certain subprime-related securities. The portfolios contain no subprime whole loans, subprime residuals or CDOs.

At November 30, 2007, the securities portfolios totaled $9.9 billion consisting primarily of AAA-rated ABS and residential mortgage-backed securities. Of the total amount, $5.5 billion were subprime mortgage-related securities.

The securities in the subsidiary domestic banks’ portfolios were previously classified as securities available for sale in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). In the fourth quarter of fiscal 2007, the Company determined that it no longer intends to hold these securities until the fair value of the securities recovers to a level that exceeds their initial cost. Accordingly, the Company recorded an other-than-temporary impairment charge of $437 million in Principal transactions-trading revenues in the consolidated statement of income on its portfolio of securities available for sale in the fourth quarter of fiscal 2007 and reclassified the portfolios to Financial instruments owned in the consolidated statement of financial condition effective November 30, 2007.

Special Purpose Entities and Variable Interest Entities.

The Company’s involvement with special purpose entities (“SPEs”) and variable interest entities (“VIEs”) is discussed in Note 5 to the consolidated financial statements and “Critical Accounting Policies—Special Purpose Entities” herein. In relation to subprime loans and subprime-backed securities, the Company’s involvement with SPEs/VIEs consists primarily of the following:

•	Engaging in securitization activities related to subprime loans and subprime-backed securities;

•	Acting as an underwriter of beneficial interests issued by securitization vehicles;

•	Transferring whole loans into SPEs/VIEs;

•

Holding one or more classes of securities issued by such securitization vehicles (including residual tranche securities) and possibly entering into derivative agreements with such securitization vehicles;

•	Purchasing and selling (in both a market-making and a proprietary-trading capacity) subprime-backed securities issued by SPEs/VIEs, whether such vehicles are sponsored by the Company or not;

•	Entering into derivative transactions with SPEs/VIEs (not sponsored by the Company) that hold subprime-related assets;

•	Providing warehouse financing to CDOs and collateralized loan obligations (“CLOs”);

•	Entering into derivative agreements with non-SPE/VIEs, whose value is derived from securities issued by SPEs/VIEs;

•	Servicing assets held by SPEs/VIEs or holding servicing rights related to assets held by SPEs/VIEs that are serviced by others under subservicing arrangements;

•	Serving as an asset manager to various investment funds that may invest in securities that are backed, in whole or in part, by subprime loans.

Other Exposures to Subprime Lenders.

The Company provides warehouse financing to entities collateralized by residential mortgage loans. Under these lines of credit arrangements, the Company requires those entities to provide collateral in excess of the monies advanced. The Company values the collateral on a regular basis to ensure that the value of the collateral exceeds the value of the monies advanced in accordance with the collateral agreements. The

Company does not carry amounts lent under such arrangements at fair value but instead carries such amounts at amortized cost. In addition, the Company does not fair value its commitments under such arrangements. The Company evaluates its exposure and any potential impairment under such arrangements, whether funded or committed, in accordance with SFAS No. 5, “Accounting for Contingencies” (“SFAS No. 5”).

In addition, the Company had entered into derivative and lending arrangements with a third-party-sponsored commercial paper conduit that provides warehouse financing to subprime lenders, where such derivative and lending arrangements are linked to the performance of the conduit’s loans to the subprime lenders. At November 30, 2007, exposure related to these arrangements was approximately $300 million. These arrangements were satisfactorily settled and terminated in December 2007. The Company had no further subprime-related commitments to the third-party-sponsored commercial paper conduit as of November 30, 2007. The Company does not sponsor any commercial paper conduits.

Structured Investment Vehicles.

Structured investment vehicles (“SIVs”) are unconsolidated entities that issue various capital notes and debt instruments to fund the purchase of assets. While the Company does not sponsor or serve as asset manager to any unconsolidated SIVs, the Company does serve as investment advisor to certain unconsolidated money market funds (“the Funds”) that have investments in securities issued by SIVs. In 2007, widespread illiquidity in the commercial paper market led to market value declines and rating agency downgrades of many securities issued by SIVs, some of which were held by the Funds. As a result, the Company purchased approximately $900 million of such securities from the Funds during the year at amortized cost, which resulted in losses to the Company of $129 million. The carrying value of the purchased securities still held by the Company as of November 30, 2007 was $543 million. Such positions are reflected at fair value, and presented in Financial instruments owned—Corporate and other debt in the consolidated statement of financial condition. Subsequent to November 30, 2007, the Company purchased approximately $160 million of additional securities from the Funds and recorded losses of approximately $40 million on these securities. The Company was not obligated to purchase any of these securities and has no obligation to purchase any additional securities from the Funds in the future. The Funds continue to have investment in securities issued by SIVs, with an aggregate face value of $8.2 billion as of November 30, 2007 ($5.4 billion as of January 18, 2008.) These securities have been issued by SIVs that are predominately bank-sponsored, and meet the requirements and investment criteria to continue to be held by the Funds.

Monoline Insurers.

Monoline insurers (“Monolines”) provide credit enhancement to capital markets transactions. The current credit environment severely affected the capacity of such financial guarantors. The Company’s exposure to Monolines is limited to bonds that are insured by Monolines and as counterparties to derivative contracts. The aggregate direct exposure to Monolines at November 30, 2007 was $3.7 billion primarily including ABS bonds of $1.5 billion in the Subsidiary Banks’ portfolio (see “Subsidiary Banks”) that are collateralized by first and second lien subprime mortgages enhanced by financial guarantees, $1.3 billion in insurance municipal bond securities and $800 million in net counterparty exposure.

ATTACHMENT C - Excerpt from Note 5 to the Company’s Consolidated Financial Statements related to mortgage servicing rights (page 130 of Morgan Stanley’s 2007 Form 10-K)

Mortgage Servicing Rights. The Company may retain servicing rights to certain mortgage loans that are sold through its securitization activities. These transactions create an asset referred to as MSRs, which are included within Intangible assets in the consolidated statements of financial condition.

The following table presents information about the Company’s MSRs, which relate to its mortgage loan business activities (dollars in millions):

Fiscal 2007
Fair value as of the beginning of the period	$93
Additions:
Purchases of servicing assets(1)	306
Servicing assets that result from transfers of financial assets	549

Total additions	855
Subtractions:
Sales/disposals	(372)
Changes in fair value(2)	(148)

Fair value as of the end of the period	$428

Amount of contractually specified(2):
Servicing fees	$170
Late fees	26
Ancillary fees	1

$197

(1)	Amount includes MSRs obtained in connection with the Company’s acquisition of Saxon Capital, Inc. (see Note 23).
(2)	These amounts are recorded within Other revenues in the Company’s consolidated statements of income.

Fiscal 2007
Assumptions Used in Measuring Fair Value:
Weighted average discount rate	18.11%
Weighted average prepayment speed assumption	713PSA

The Company generally utilizes information provided by third parties in order to determine the fair value of its MSRs. The valuation of MSRs consist of projecting servicing cash flows and discounting such cash flows using an appropriate risk-adjusted discount rate. These valuations require estimation of various assumptions, including future servicing fees, credit losses and other related costs, discount rates and mortgage prepayment speeds. The Company also compares the estimated fair values of the MSRs from the valuations with observable trades of similar instruments or portfolios. Due to subsequent changes in economic and market conditions, the actual rates of prepayments, credit losses and the value of collateral may differ significantly from the Company’s original estimates. Such differences could be material. If actual prepayment rates and credit losses were higher than those assumed, the value of the Company’s MSRs could be adversely affected. The Company may hedge a portion of its MSRs through the use of financial instruments, including certain derivative contracts.